United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

September 2023

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

VALE S.A.

Extraordinary General Meeting of Shareholders

September 22, 2023

Detailed final voting map

Vale S.A. (“Vale” or “Company”), pursuant to CVM Resolution No. 81/2022, discloses the final voting map for the sole item on the agenda of the Extraordinary General Meeting held on this date, that is, resolving on the separate election of 1 (one) full member of the Fiscal Council, by the shareholder holding all of the special class preferred shares (golden shares) issued by Vale, to complete the term of office until the Ordinary General Meeting to be held in 2024 .

Shareholder	Single item on the agenda
	Approve	Reject	Abstentions, Blanks and Nulls
00039*	12*	-	-

*The sole item on the agenda was resolved by the exclusive vote of the Brazilian Federal Government, as holder of all special class preferred shares (golden shares) issued by the Company, in exercise of the right set forth by art. 5th, §4th, of its Bylaws.

Rio de Janeiro, September 22, 2023.

Gustavo Duarte Pimenta

Executive Vice President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Mariana Rocha: mariana.rocha@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Pedro Terra: pedro.terra@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: September 22, 2023		Head of Investor Relations